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APPROVED BY THE COMPENSATION COMMITTEE 4/24/02

                              EXECUTIVE MANAGEMENT

                       SHORT TERM INCENTIVE PLAN FOR 2002


1.       RISK MANGEMENT (35 POINTS)

         A. 10 POINTS for the year end percentage of non-performing assets (non-accruing and OREO) of 1.5% or less of total loans and LC's, with an additional 5 points if the ratio is 1% or less.

         B. 10 POINTS for achieving the Board approved asset and liability objectives by operating in the "green range" for a minimum of 75% of the measurements during the year and crossing into the "red range" for no more than 10% of the measurements during the year.

         C. 10 POINTS for the year-end percentage of classified assets (substandard and doubtful) of 35% or less of risk capital (net worth plus the allowance for loan losses.)

         D. 5 POINTS for satisfactory evaluations from Loan Review, auditors, FCA, and OTS.

2.       CUSTOMER SEGMENT FOCUS (25 POINTS)

         A. 10 POINTS for meeting deposit budget with one additional point added for each $5 million of net new deposits above the budget (up to a maximum of 5 additional points.)

         B. 10 POINTS for "best efforts" evaluation and Low Income and Affordable Housing transactions of $190 million with each $5 million in excess of the goal worth an additional two points up to a maximum of 5.

         C. 5 POINTS for meeting the strategic objectives for 80% of Grow, Maintain and Develop customer segments including the net-interest income and non-interest income objectives.

3.       FINANCIAL (25 POINTS)

         A.       15 POINTS for meeting pretax net income budget.

         B.       5 POINTS for meeting leverage objective.

         C. 5 POINTS for an efficiency ratio of 57% or less (excluding mission related corporate development, NCBDC contribution, strategic plan related implementation expenses, and new markets and products related R&D).

         In addition, an "Add-on" award may be earned by exceeding the pretax net income budget goal. The maximum additional award is 5% of salary for the CEO and 7.5% of salary for the Executive Council. For each 1% that pretax net income exceeds goal, 1% of salary is added to the award earned for achievement of the other goals, up to a maximum total award of 50% of salary for the CEO and 42.5% of salary for the Executive Council.


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EXECUTIVE MANAGEMENT SHORT TERM INCENTIVE PLAN FOR 2002
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4.       LEADERSHIP (15 POINTS)

         A. 10 POINTS for implementing and communicating the current year's components of the strategic plan.

         B. 5 POINTS for meeting objectives in the strategic plan for employee retention, diversity, internal promotions, and Organizational Development.


         AWARD LEVELS

                  POINTS                    INCENTIVE AWARD AS A PERCENTAGE
                                            OF YEAR END 2002 BASE SALARY

                                         EXECUTIVE COUNCIL                  CEO
                                         -----------------                  ---
                  50 -  64.9                Up to 15%                       20%
                  65 -  79.9                Up to 25%                       30%
                  80 -  89.9                Up to 30%                       40%
                  90 and over               Up to 35%                       45%

         The maximum award may reach 42.5 % for the Executive Council and 50% for the CEO if the "Add-on" award in the Financial section is met. The CEO determines incentive awards for each Executive Council participant based upon the results of this plan and the achievement of individual performance objectives. The Compensation Committee determines the award for the CEO.

         PARTICIPANTS

         Brookner, Connealy, Hackman, Harris, Hiltz, Johnson,
         Luzik, Reed, Schofield, Simonette, and Snyder